Exhibit 99.1

SEALSQ Reports H1 2026 Financial and Operational Results

Revenue Increases 131% to $11.2 Million; FY2026 Guidance Reaffirmed

Cash and Cash Equivalents of $486.1 Million at June 30, 2026, Support Continued R&D, Product Certification and Acquisition Integration

Conference Call to be Held on September 15 at 9:00am ET

Geneva, Switzerland - September 11, 2026 - SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a company focused on developing and commercializing post-quantum semiconductor, PKI and trusted provisioning solutions, today announced its financial and operational results for the six-month period ended June 30, 2026.

H1 2026 Financial Highlights

●	Revenue increased 131% to $11.2 million, compared to revenue of $4.8 million in H1 2025.

●	Gross profit increased 233% to $5.4 million, compared to gross profit of $1.6 million in H1 2025; gross margin expanded to approximately 48%.

●	Operating loss was $32.2 million, compared to operating loss of $21.2 million in H1 2025.

●	Net loss was $27.8 million, compared to net loss of $20.0 million in H1 2025.

●	EBITDA loss was $29.5 million, compared to EBITDA loss of $20.9 million in H1 2025.

●	Cash, cash equivalents and restricted cash totaled $486.1 million at June 30, 2026; the broader liquidity measure including short-term investments was approximately $495 million.

●	FY2026 revenue guidance of $27 million to $36 million was reaffirmed.

●	The active business pipeline as of September 9, 2026, exceeded $225 million through 2029, including more than $100 million associated with the Company’s Post-Quantum projects, including the QS7001 and QVault TPM. These figures reflect management estimates and are subject to risks such as conversion risks, customer validation, and technical integration.

Revenue Growth and Business Drivers

H1 2026 revenue growth was driven primarily by renewed demand for SEALSQ’s Vault-IC secure-element product family, continued growth in PKI subscriptions and digital identity services, initial revenue from the Quantix Edge Security semiconductor design center in Murcia, Spain, and six months of consolidated revenue from IC’Alps SAS (“IC’Alps”).

IC’Alps, acquired in August 2025, contributed approximately $2.5 million of revenue during H1 2026 and expanded SEALSQ’s capabilities in custom ASIC design, secure semiconductor architecture and specialized engineering services.

North America generated $5.6 million, representing 50% of H1 2026 revenue. Europe, the Middle East and Africa generated $3.7 million, or 33%, while Asia Pacific generated $1.9 million, or 17%. The addition of ASIC design revenue and an improved product mix contributed to the increase in gross profit and the expansion of gross margin.

Investment in Growth and Explanation of Net Loss

SEALSQ recorded an operating loss of $32.2 million compared to operating loss of $21.2 million in H1 2025, and a net loss of $27.8 million during H1 2026 compared to net loss of $20.0 million in H1 2025. The increase primarily reflects planned investments supporting the post-quantum product roadmap, integration of acquired companies and expansion of the SEALQUANTUM Sovereign Vertical Stack.

●	R&D expenses increased to $8.7 million from $4.7 million, reflecting IC’Alps consolidation, product development, certification activities and acquisition-related amortization.

●	G&A expenses increased to $23.1 million from $13.8 million, reflecting acquired-business consolidation, expanded corporate infrastructure, intangible-asset amortization, and legal, audit, advisory and transaction costs.

●	Selling and marketing expenses increased to $7.2 million from $6.0 million as commercialization activity expanded.

●	These increases were partially offset by $3.8 million of additional gross profit and improved net non-operating income, including higher interest income on liquidity reserves.

Carlos Moreira, Founder, Chairman and CEO of SEALSQ noted, “The first half of 2026 was marked by a decisive transition for SEALSQ. Revenue increased by 131%, gross profit more than tripled, our gross margin expanded significantly as we integrated IC’Alps and benefited from stronger demand for our secure-element and PKI solutions. Our $27.8 million net loss reflects substantial investments in R&D, certification, acquisition integration, corporate infrastructure and our Root-to-Qubit strategy. Our priority for the remainder of the year is turning that investment into disciplined execution, production commitments and recurring revenue. With $486.1 million in cash, cash equivalents and restricted cash at June 30, 2026, we have the balance sheet to fund that transition on our own terms.”

John O’Hara, CFO of SEALSQ added, “H1 2026 results confirm strong top-line momentum, with revenue increasing from $4.8 million to $11.2 million and gross profit increasing from $1.6 million to $5.4 million. Higher interest and other non-operating income partially offset increased operating costs, resulting in a net loss of $27.8 million. Our liquidity position remains strong, and we intend to manage this capital carefully while prioritizing projects that support commercialization, strategic control and long-term value creation.”

Condensed Unaudited Financial Results

US GAAP - $ thousands	H1 2026	H1 2025	Change
Net sales	11,151	4,825	+131%
Gross profit	5,408	1,626	+233%
Other operating income	1,432	1,662	-14%
Research and development expenses	(8,718)	(4,724)	+85%
Selling and marketing expenses	(7,181)	(6,025)	+19%
General and administrative expenses	(23,103)	(13,776)	+68%
Operating loss	(32,162)	(21,237)	+51%
Loss before income tax	(27,694)	(20,028)	+38%
Income tax income / (expense)	302	(2)	-
Equity in losses of unconsolidated entities	(397)	-	-
Net loss	(27,789)	(20,030)	+39%

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP EBITDA Reconciliation

$ millions	H1 2026	H1 2025
Operating loss as reported	(32.2)	(21.2)
Depreciation expense	0.4	0.3
Amortization expense	2.3	-
EBITDA	(29.5)	(20.9)

EBITDA is a non-GAAP financial measure provided for supplemental analysis. It should not be considered a substitute for operating loss, net loss or any other measure prepared in accordance with US GAAP.

Post-Quantum Product and Certification Progress

SEALSQ continued to advance commercialization of its post-quantum semiconductor portfolio during the first half of 2026.

●	QS7001 achieved NIST SP 800-90B Entropy Source Validation under ESV Certificate #E333.

●	QS7001 completed key Common Criteria fault-injection and side-channel resistance testing.

●	30 prospective customers and partners were evaluating the QVault TPM and QS7001 products at June 30, 2026.

●	Customer sampling of the QVault Trusted Platform Module advanced, and engineering samples of QVault TPM-185 were reported as available.

Initial commercial revenue from QS7001 and QVault TPM is expected toward the end of H2 2026, with a more significant contribution anticipated as customers complete technical integration and move into production in 2027 and beyond. Timing remains subject to laboratory review, certification, customer qualification and procurement.

Major Strategic Developments During the First Half of 2026

●	Completed the 100% acquisition of Miraex SA, adding quantum-photonics interconnect technology.

●	Increased ownership of Wecan Group to 55.5%, obtaining control and supporting AI-powered post-quantum compliance and digital identity solutions.

●	Participated as a lead investor in Quobly’s EUR115 million Series A financing.

●	Increased the Company’s commitment to EeroQ and its electrons-on-helium quantum computing technology.

●	Advanced the Quantix Edge Security project in Murcia, Spain, a EUR40 million sovereign semiconductor design and personalization initiative that generated initial H1 2026 revenue.

●	Progressed the SEALKAYNESQ initiative in India to support localized post-quantum semiconductor capabilities.

●	Expanded commercial and technology relationships with Lattice Semiconductor, GlobalFoundries and Parrot.

●	Began the commercial phase of Miraex’s quantum-photonics technology and continued integrating acquired technologies into the Root-to-Qubit architecture.

●	Increased the SEALQuantum Sovereign Vertical Stack allocation to $200 million. This strategic initiative allocates SEALSQ’s own capital to accelerate our post-quantum and quantum capabilities through targeted acquisitions and strategic partnerships aligned with SEALSQ’s semiconductor and quantum technology roadmap. More than $60 million has been committed to date across IC’Alps, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat and the Wecan Group, each of which directly supports SEALSQ’s product development, manufacturing, or go-to-market capabilities.

Commercial Pipeline

At September 9, 2026, SEALSQ’s active business pipeline represented more than $225 million in potential revenue opportunities through 2029, including more than $100 million associated with our Post-Quantum projects, including the QS7001 and QVault TPM. These figures reflect management estimates and are subject to risks such as conversion risks, customer validation, and technical integration.

FY2026 Outlook

SEALSQ’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

SEALSQ reaffirmed FY2026 revenue guidance of $27 million to $36 million, representing expected growth of 50% to 100% compared with audited FY2025 revenue of $18.3 million. The anticipated full year growth is driven by the following factors:

●	Full-year consolidation of IC’Alps revenue.

●	Continued demand for Vault-IC secure elements.

●	Growth in recurring PKI and certificate-management revenue.

●	Initial commercialization of QS7001 and QVault TPM.

●	Revenue contributions from the Quantix Edge Security project.

●	Potential execution of custom post-quantum ASIC design programs.

Conference Call

SEALSQ will host a conference call to discuss these results on Tuesday, September 15, at 9:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

●	Toll-Free Dial-In Number: 877-445-9755

●	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of SEALSQ’s website, https://www.sealsq.com/investors/events or click here.

The archived call will also be available on the Investors section of SEALSQ’s website, https://www.sealsq.com/investors/events.

ADDITIONAL UNAUDITED US GAAP FINANCIAL & OPERATIONAL DATA

Condensed Consolidated Statements of Comprehensive Income / (Loss) [as reported]

	Unaudited 6 months ended June 30,
USD’000, except earnings per share	2026	2025

Net sales	11,151	4,825
Cost of sales	(5,486)	(2,956)
Depreciation of production assets	(257)	(243)
Gross profit	5,408	1,626

Other operating income	1,432	1,662
Research & development expenses	(8,718)	(4,724)
Selling & marketing expenses	(7,181)	(6,025)
General & administrative expenses	(23,103)	(13,776)
Total operating expenses	(37,570)	(22,863)
Operating loss	(32,162)	(21,237)

Non-operating income	9,735	2,814
Interest and amortization of debt discount	(1)	(88)
Non-operating expenses	(5,266)	(1,517)
Loss before income tax expense	(27,694)	(20,028)

Income tax income / (expense)	302	(2)
Equity in earnings of unconsolidated affiliates	(397)	-
Net loss	(27,789)	(20,030)

Net loss attributable to noncontrolling interests	(77)	-
Net loss attributable to SEALSQ Corp	(27,712)	(20,030)

Earnings per Ordinary Share (USD)
Earnings per Ordinary Share
Basic	(0.13)	(0.17)
Diluted	(0.13)	(0.17)

Earnings per Ordinary Share attributable to SEALSQ Corp
Basic	(0.13)	(0.17)
Diluted	(0.13)	(0.17)

Earnings per F Share (USD)
Earnings per F Share
Basic	(0.64)	(0.86)
Diluted	(0.64)	(0.86)

Earnings per F Share attributable to SEALSQ Corp
Basic	(0.64)	(0.86)
Diluted	(0.64)	(0.86)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(614)	10
Unrealized gains on debt securities
Unrealized holding gains / (losses) arising during the period	(1)	23
Defined benefit pension plans:
Net gain arising during the period	138	75
Other comprehensive income / (loss)	(477)	108
Comprehensive loss	(28,266)	(19,922)

Other comprehensive loss attributable to noncontrolling interests	(93)	-
Other comprehensive income / (loss) attributable to SEALSQ Corp	(384)	108

Comprehensive loss attributable to noncontrolling interests	(170)	-
Comprehensive loss attributable to SEALSQ Corp	(28,096)	(19,922)

Condensed Consolidated Balance Sheets [as reported]

USD’000, except par value	As of June 30, 2026 (unaudited)	As of December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	479,797	417,657
Restricted cash, current	6,311	-
Accounts receivable, net of allowance for doubtful accounts	21,706	12,944
Inventories	2,101	2,012
Prepaid expenses	1,440	880
Investment, current	2,449	10,032
Government assistance	6,613	4,579
Other current assets	1,392	1,534
Total current assets	521,809	449,638

Noncurrent assets
Loans receivable, noncurrent	-	31
Deferred tax credits	4,479	2,295
Property, plant and equipment, net of accumulated depreciation	5,014	3,770
Intangible and crypto assets, net of accumulated amortization	30,405	20,953
Operating lease right-of-use assets	5,874	6,113
Finance lease right-of-use assets	87	126
Goodwill	11,695	5,656
Available-for-sale debt securities, noncurrent	128	129
Investments in unconsolidated affiliates	836	4,259
Investments in unconsolidated related party affiliates	9,617	9,958
Other investments	24,454	1,000
Other noncurrent assets	243	251
Total noncurrent assets	92,832	54,541
TOTAL ASSETS	614,641	504,179

LIABILITIES
Current Liabilities
Accounts payable	23,850	16,818
Notes payable	555	689
Deferred revenue, current	1,010	25
Current portion of obligations under operating lease liabilities	583	668
Current portion of obligations under finance lease liabilities	35	57
Income tax payable	-	3
Other current liabilities	10,126	9,988
Total current liabilities	36,159	28,248

Noncurrent liabilities
Bonds, mortgages and other long-term debt	696	989
Deferred Revenue	1,064	-
Operating lease liabilities, noncurrent	5,216	5,523
Finance lease liabilities, noncurrent	55	72
Deferred tax liability	5,805	4,367
Employee benefit plan obligation	2,630	2,162
Other noncurrent liabilities	877	1,310
Total noncurrent liabilities	16,343	14,423
TOTAL LIABILITIES	52,502	42,671

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY
Common stock - Ordinary shares	2,234	1,915
Par value - USD 0.01
Authorized - 500,000,000 and 500,000,000
Issued and outstanding - 223,430,764 and 191,525,129
Common stock - F shares	75	75
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,800 and 1,499,800
Share subscription in progress
Additional paid-in capital	655,724	534,773
Accumulated other comprehensive income / (loss)	468	852
Accumulated deficit	(103,819)	(76,107)
Total shareholders’ equity attributable to SEALSQ Corp’s shareholders	554,682	461,508
Noncontrolling interest in consolidated subsidiaries	7,457	-
Total shareholders’ equity	562,139	461,508
TOTAL LIABILITIES AND EQUITY	614,641	504,179

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. These statements may be identified by words such as “may”, “could”, “expects”, “hopes”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, including statements regarding revenue guidance, business pipeline opportunities, expected commercialization timing for the QS7001 and QVault TPM products, anticipated customer integration and production timelines, the SEALQUANTUM Sovereign Vertical Stack capital allocation targets, the expected benefits of acquisitions and strategic investments, growth drivers for FY2026, and the ability to realize returns from SEALSQ’s investments, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the adoption of post-quantum semiconductors and the development of quantum computers; the timing and success of product certifications, including laboratory review and NIST certification processes; customer qualification and procurement timelines; pipeline conversion risks and customer validation; the ability to successfully integrate acquired businesses, including IC’Alps, Miraex and Wecan Group; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Contacts

SEALSQ Corp Carlos Moreira Founder, Chairman and CEO +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (U.S.) The Equity Group Inc. Lena Cati +1 212 836 9611 Lena.cati@theequitygroup.com